SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 15, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS THIRD QUARTER 2005 RESULTS

Hsinchu, Taiwan, November 16, 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the third quarter ended September 30, 2005.

Revenue for the third quarter of 2005 was NT$3,836 million or US$116 million, an increase of 2% from NT$3,755 million or US$113 million for the second quarter of 2005 and a decrease of 3% from NT$3,944 million or US$119 million for the same period in 2004. If the exchange rate used in the second quarter had been used in the third quarter, the Company’s revenue for the third quarter in U.S. dollars would have been US$121 million, in-line with the Company’s initial guidance of US$120 million to US$125 million. In addition, the company reduced its lower-margin turnkey revenue (including modules) to 2% from 14% of revenue in the same period in 2004. (All U.S. dollar figures in this release are based on an exchange rate of NT$33.18 against US$1.00 as of September 30, 2005. The exchange rate used in the second quarter was NT$31.62 against US$1.00.)

On a consolidated basis, the gross margin for the third quarter of 2005 was 25%, compared to 25% for the second quarter of 2005 and 26% for the same period in 2004.

Net income for the third quarter of 2005 was NT$204 million or US$6 million, and NT$3.01 or US$0.09 per common share, compared to net income of NT$75 million or US$2 million, and NT$1.11 or US$0.03 per common share, for the second quarter of 2005 and net income of NT$388 million or US$12 million, and NT$5.91 or US$0.18 per common share for the same period in 2004. Excluding the impact of foreign exchange loss of US$2.4 million, net income was NT$4.21 or US$0.13 per common share for the third quarter of 2005.

The unaudited consolidated financial results of ChipMOS for the third quarter ended September 30, 2005 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, ChipMOS Logic TECHNOLOGIES INC., CHANTEK ELECTRONIC CO., LTD., Modern Mind Technology Limited and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Revenues for the third quarter grew sequentially, and this growth is a reflection of higher utilization rates, coupled with better end market demand led by controlled inventory replenishment across the supply chain. Separately, we continued to advance our long-term customer relationships and worked to finalize agreements with new customers. In particular, we extended our testing agreement with Hynix for higher-end products requiring our more advanced technologies.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We continued to maintain expense and capex controls in the third quarter. Gross margin was 25%, higher than previously expected. We believe there is additional room for sustained improvement as we focus on higher margin business, while benefiting from increased utilization rates. We are also pleased with our progress in China. We recently opened our new facility there and continue to view it as a vital component to our continued success.”

Looking forward, Cheng, commented, “We remain optimistic about our growth opportunities going forward. ChipMOS is well positioned to capitalize on the investments we have conservatively made in our technology, our global footprint and the specialized services we offer to our customers. Although the transition from DDR to DDR II remains slower than we originally anticipated, we are pleased with our investments and remain confident in our long-term strategy. Based on the exchange rate of NT$33.18 against US$1.00, we currently expect revenue for the full year 2005 will be approximately in the range of US$455 million to US$460 million, with gross margin on a consolidated basis approximately in the range of 24% to 26%. For the fourth quarter of 2005, we currently expect revenue will be approximately US$125 million to US$130 million, with gross margin on a consolidated basis approximately in the range of 25% to 27%.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2005 results on Tuesday, November 15, 2005 at 7:00PM EST (8:00 AM, November 16, Taiwan time). The conference call-in number is 201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com.tw. The playback will be available immediately after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 173441.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

– TABLES TO FOLLOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended September 30		9 months ended September 30		3 months ended September 30
	2005 USD	2004 USD	2005 USD	2004 USD	2005 USD
Net Revenue	115.6	118.9	329.4	342.3	115.6
Cost of Revenue	86.3	87.7	251.0	241.9	87.3

Gross Profits	29.3	31.2	78.4	100.4	28.3

Operating Expenses
R&D	2.1	2.2	5.8	6.5	2.1
M&S	1.0	0.9	2.5	2.6	1.0
G&A	6.5	5.1	16.7	14.2	6.6

Total Operating Expenses	9.6	8.2	25.0	23.3	9.7

Income from Operations	19.7	23.0	53.4	77.1	18.6

Other Expenses, Net	(4.1)	(3.0)	(14.0)	(3.3)	(3.2)

Income before Income Tax and Minority Interests	15.6	20.0	39.4	73.8	15.4
Income Tax Expense	(1.9)	(1.1)	(3.6)	0.2	(1.8)

Income before Minority Interests	13.7	18.9	35.8	74.0	13.6

Minority Interest	(7.6)	(7.2)	(18.4)	(27.5)	(7.5)

Pre-acquisition Earnings	0.0	—	0.0	0.8	0.0

Interest in Bonuses Paid by Subsidiaries	0.0	0.0	(3.8)	0.0	0.0

Net Income	6.1	11.7	13.6	47.3	6.1

Earnings Per Share -Basic	0.09	0.18	0.20	0.77	0.09

Shares Outstanding (‘K)-Basic	67,642	65,746	67,489	61,804	67,642

Note (1):	All U.S. dollar figures in this release are based on an exchange rate of NT$33.18 against US$1.00 as of September 30, 2005. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

Figures in Million of NT dollars

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended September 30		9 months ended September 30		3 months ended September 30
	2005 NTD	2004 NTD	2005 NTD	2004 NTD	2005 NTD
Net Revenue	3,836.3	3,944.3	10,931.1	11,357.1	3,836.3
Cost of Revenue	2,865.2	2,909.9	8,328.2	8,024.5	2,895.4

Gross Profits	971.1	1,034.4	2,602.9	3,332.6	940.9

Operating Expenses
R&D	70.5	74.1	193.4	214.7	70.5
M&S	31.8	31.5	81.9	87.4	31.8
G&A	216.0	168.6	557.0	472.5	220.9

Total Operating Expenses	318.3	274.2	832.3	774.6	323.2

Income from Operations	652.8	760.2	1,770.6	2,558.0	617.7

Other Expenses, Net	(135.2)	(98.4)	(462.9)	(110.8)	(106.4)

Income before Income Tax and Minority Interests	517.6	661.8	1,307.7	2,447.2	511.3

Income Tax Expense	(62.9)	(35.3)	(118.2)	8.5	(61.0)

Income before Minority Interests	454.7	626.5	1,189.5	2,455.7	450.3

Minority Interest	(251.0)	(238.2)	(610.0)	(913.9)	(249.7)

Pre-acquisition Earnings	0.0	0.0	0.0	27.7	0.0

Interest in Bonuses Paid by Subsidiaries	0.0	0.0	(127.1)	0.0	0.0

Net Income	203.7	388.3	452.4	1,569.5	200.6

Earnings Per Share -Basic	3.01	5.91	6.70	25.39	2.97

Shares Outstanding (‘K)-Basic	67,642	65,746	67,489	61,804	67,642

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of September 30, 2005

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP		US GAAP
	Sep-05 USD	Dec-04 USD	Sep-05 USD	Dec-04 USD
ASSETS
Cash & Cash Equivalents	160.4	146.1	160.4	146.1
Short Term Investments	13.6	85.4	13.6	85.6
Accounts and Notes Receivable	117.4	102.5	117.4	102.5
Inventories	15.8	19.9	15.8	19.9
Other Current Assets	19.8	29.1	19.8	29.1

Total Current Assets	327.0	383.0	327.0	383.2

Long-term Investments	14.1	19.4	14.0	19.2

Property, Plant & Equipment-Net	555.0	525.2	553.5	524.8
Intangible Assets	9.9	9.6	9.9	9.6
Other Assets	14.5	13.5	14.1	13.2

Total Assets	920.5	950.7	918.5	950.0

LIABILITIES
Current Liabilities	140.6	178.3	140.6	178.3
Long Term Liabilities	219.8	229.3	219.8	229.3
Other Liabilities	12.8	23.1	11.3	23.2

Total Liabilities	373.2	430.7	371.7	430.8

Minority Interests	222.0	213.8	222.3	213.8

SHAREHOLDERS’ EQUITY
Capital Stock	0.7	0.7	0.7	0.7
Common Stock Option Warrants	3.3	3.5	3.3	3.5
Deferred Compensation	(0.7)	(1.6)	(0.7)	(1.6)
Capital Surplus	273.0	274.6	261.5	263.0
Legal Surplus
Retained Earnings	52.0	35.6	62.9	46.5
Treasury Stock-Subsidiaries	(3.3)	(0.8)	(3.3)	(0.8)
Cumulated Translation Adjustment	0.3	(5.8)	0.3	(5.9)
Unrealized loss on long-term investments	—	—	(0.2)	—

Total Equity	325.3	306.2	324.5	305.4

Total Liabilities & Shareholders’ Equity	920.5	950.7	918.5	950.0

Note (1):	All U.S. dollar figures in this release are based on an exchange rate of NT$33.18 against US$1.00 as of September 30, 2005. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of September 30, 2005

Figures in Million of NT dollars

	ROC GAAP		US GAAP
	Sep-05 NTD	Dec-04 NTD	Sep-05 NTD	Dec-04 NTD
ASSETS
Cash & Cash Equivalents	5,320.2	4,849.1	5,320.2	4,849.1
Short Term Investments	452.4	2,832.6	452.1	2,839.5
Accounts and Notes Receivable	3,895.9	3,399.4	3,895.9	3,399.4
Inventories	524.6	661.0	524.8	661.0
Other Current Assets	657.2	965.7	657.2	965.8

Total Current Assets	10,850.3	12,707.8	10,850.2	12,714.8

Long-term Investments	467.2	642.4	465.5	636.8

Property, Plant & Equipment-net	18,414.4	17,426.6	18,363.5	17,411.7
Intangible Assets	327.7	319.0	327.7	319.0
Other Assets	480.3	449.3	469.2	439.4

Total Assets	30,539.9	31,545.1	30,476.1	31,521.7

LIABILITIES
Current Liabilities	4,666.6	5,915.5	4,666.6	5,915.4
Long Term Liabilities	7,292.5	7,608.1	7,292.5	7,608.1
Other Liabilities	426.2	768.5	377.4	772.7

Total Liabilities	12,385.3	14,292.1	12,336.5	14,296.2

Minority Interests	7,365.8	7,092.5	7,375.1	7,092.9

SHAREHOLDERS’ EQUITY
Capital Stock	22.2	22.1	22.2	22.1
Common Stock Option Warrants	108.0	115.4	108.0	115.4
Deferred Compensation	(24.6)	(51.7)	(24.6)	(51.7)
Capital Surplus	9,057.0	9,113.3	8,676.0	8,726.6
Legal Surplus
Retained Earnings	1,724.9	1,180.9	2,087.1	1,542.9
Treasury Stock-Subsidiaries	(108.7)	(25.5)	(108.7)	(25.5)
Cumulated Translation Adjustment	11.3	(193.4)	11.3	(196.6)
Unrealized loss on long-term investments	(1.3)	(0.6)	(6.8)	(0.6)

Total Equity	10,788.8	10,160.5	10,764.5	10,132.6

Total Liabilities & Shareholders’ Equity	30,539.9	31,545.1	30,476.1	31,521.7